May 10, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Baytex Energy Corp.
Amendment No. 1 to Registration Statement on Form F-4
Filed April 28, 2023
File No. 333-271191

Ladies and Gentlemen:

Set forth below are the responses of Baytex Energy Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2023, with respect to Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-271191 (the “Registration Statement”), filed with the Commission on April 28, 2023. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No.2 to the Registration Statement unless otherwise specified.

Amendment No. 1 to Registration Statement on Form F-4 filed April 28, 2023

Unaudited Pro Forma Consolidated Financial Information, page 159

1.	We note that you filed financial statements and other financial information for the quarterly period ended March 31, 2023 with your home country regulators on May 4, 2023, and submitted this information in a Form 6-K on the same date. Please update your registration statement to include the more current financial information to comply with Item 8.A.5 of Form 20-F. Please also update the pro forma financial information to cover the interim periods.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the registration statement to incorporate by reference the financial statements and other financial information for the quarterly period ended March 31, 2023. The Company has also updated the pro forma financial information to cover the interim periods in response to the Staff’s comment.

Securities and Exchange Commission
May 10, 2023

2.	In Note 5.d. you present a $247.1 million adjustment related to an increase in borrowings under your credit facilities which you state will be used together with the cash generated in Financing Transactions described in Note 5.a. to fund the cash portion of the purchase price consideration. We note you included this adjustment in the Merger Transactions column in your pro forma balance sheet. In light of the fact that you disclose that the transactions contemplated by the debt commitment letter, which includes your new revolving credit facility, and the Baytex 8.5% Senior Notes, including the repayment, refinancing or redemption of existing Ranger and Baytex indebtedness, are referred to as the “Financing Transactions”, it is unclear to us why amounts you will borrow under your credit facility to fund a portion of the cash consideration are included in the Merger Transaction column of your pro forma financial statements rather than in the Financing Transactions column. Please revise or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised Notes 5.a. and 5.d. on page 161 and the pro forma financial statements to include the amounts borrowed under the Baytex new bank facility in the Financing Transactions.

3.	In Note 5.a. you reflect the payment of $511.1 million of cash which is part of the $748.5 million of cash consideration to be paid to the Ranger shareholders. Please revise to reflect the full amount of cash to be paid to the Ranger shareholders in the Merger Transaction column.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised Note 5.a. on page 161 to reflect the full amount of cash to be paid to the Ranger shareholders in the Merger Transaction column.

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Securities and Exchange Commission
May 10, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

BAYTEX ENERGY CORP.

By:	/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Enclosures

cc:       Michael S. Telle, Vinson & Elkins L.L.P.